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                                                                    Exhibit 99.1


                            [VIVENDI UNIVERSAL LOGO]

                               GROUP SAVINGS PLAN
                                      2002

                                   - SUMMARY -



In compliance with articles L 412-1 et L 621-8 of the French Finance and Currency Code, the Commission des Operations de Bourse has filed the present prospectus under number 02- 1198 dated December 3, 2002 in accordance with its regulation number 98-01. This prospectus has been prepared by the issuer and engages the responsibilities of its signatories. The filing by the COB doesn't imply approval for the issuance, neither an authentification of the accounting and financial informations displayed. The approval was given after examination of the relevance and consistency of the information given for the issuance offered to investors.

The operation memo summarised hereafter is part of a simplified prospectus comprising :

- the VIVENDI UNIVERSAL reference document filed with the French Commission des Operations de Bourse on April 23, 2002 , under the number R02-073,

- the updating of the reference document filed with the French Commission des Operations de Bourse on November 12, 2002,

- The offering circulars available to the public and relating to the issue and admission to the premier marche of Euronext Paris S.A. of notes mandatorily redeemable for new shares of Vivendi Universal filed with the French Commission des Operations de Bourse, the preliminary prospectus on November 14, 2002 under the number 02-1141 and the final prospectus on November 15, 2002 under the number 02-1146.

-     the present operation memo.




                                                    DECEMBER 2002 - JANUARY 2003
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                                VIVENDI UNIVERSAL
               SOCIETE ANONYME WITH CAPITAL OF E 5,987,402,030.50
             REGISTERED OFFICE: 42 AVENUE DE FRIEDLAND - 75008 PARIS
                             343 134 763 - RCS PARIS

                             ----------------------


                     CAPITAL INCREASE RESERVED FOR EMPLOYEES
              AND RETIREES (1) OF VIVENDI UNIVERSAL GROUP COMPANIES
                 ADHERING TO THE GROUP SAVINGS PLAN THROUGH THE
            ISSUANCE OF ORDINARY SHARES WITH A NOMINAL VALUE OF E5.50
                            TO BE SUBSCRIBED IN CASH

NATURE OF THE OPERATION

The Board of Directors, pursuant to the authorisation granted by the fourteenth resolution of the Annual and Special Shareholders' Meeting of April 24, 2002, decided on September 25, 2002 to issue new shares reserved for employees and retirees (1) of companies adhering to the Group Savings Plan.

BENEFICIARIES OF THE OFFERING

Persons eligible to participate in the Group Savings Plan and by consequence to subscribe to the present capital increase are :

- all employees of a company adhering to the Plan that are able to prove a minimum term of employment of three months in the company ; any employment agreements executed within the twelve monthes period are taken into account to determine the minimum term of employment.

- retirees of the French companies adhering to the Plan who had, upon their retirement, assets in an open account invested in one of the investment trusts of the Plan, of the PEE or PAA, or invested directly in shares through the Group Savings Plan and who have not requested the release of the full amount of their assets upon or since their retirement ;

- those corporate officers - specified in article L 443-1 of the Code de Travail - of the companies adhering to the Plan that have employee status in one of the said companies and satisfy the aforementioned conditions ;

- corporate officers - specified in article L 443-1 of the Code de Travail - in the said companies when they employ 1 to 100 employees.

Former employees or retirees aren't allowed to participate with new payments.

However, they can ask by specific request for the allocation of their incentive profit-related bonus or employee savings Plan bonus related to their last term of activity, to the Group Savings Plan.

------------------
(1) retirees of the French companies belonging to the group having, upon their retirement, retained assets in an open account in one of the investment trusts of the Group Savings Plan, PEE or PAA, or related to direct share purchases.
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Companies adhering to the Group Savings Plan are those whose financial statements are consolidated according to the global consolidation accounting standards applied by Vivendi Universal.

Among those Companies, are "members" of the Group Savings Plan those who were already adhering through the regulations of August 1st, 1995, amended July 22, 1999.

Companies consolidated by Vivendi Universal who are not "members" adhere to the Group Savings Plan subject to a written Statement of their management to the Direction des Ressources Humaines of the Group.

NUMBER OF SHARES OFFERED :

4,000,000.

ISSUE PRICE :

E 10.46 to be paid in full upon subscription, representing an issue premium of E 4.96.

DATE FROM WHICH THE NEW SHARES QUALIFY FOR DIVIDENDS : January 1, 2002.

TIMETABLE FOR SUBSCRIPTION APPLICATIONS AND PAYMENTS BY EMPLOYEES AND RETIREES :

-     under the continuous savings Plans :

      - ten-day period falling between January 20, 2002 and according to the date of the monthly close of the Plan applied by each company :

                              December 17, 2002
                              or December 23, 2002
                              or December 27, 2002

-     as a one-off investment :

      -     between December 3, 2002 and December 27, 2002.


SUBSCRIPTION DATE :  January 15, 2003

SUBSCRIPTION TERMS AND CONDITIONS :

- either through the intermediary of the "Group VIVENDI UNIVERSAL Accueil" investment trust set up in connection with the Group Savings Plan for employees and retirees of the VIVENDI UNIVERSAL group or of adhering French subsidiaries ;

-     or individually, through direct share ownership ;

- or, where possible, through a combination of these two subscription methods.
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Please note that eligible employees can also make payment contributions during the determined period preceding the capital increase to the ARCANCIA SECURITE 257 diversified investment trust. However, these payment contributions will not be used to subscribe to Vivendi Universal shares.

EMPLOYER CONTRIBUTIONS

Any adhering company may top up the payments made only by its active employees with respect to purchases of the "Groupe VIVENDI UNIVERSAL Accueil" investment trust by means of an additional contribution, the amount and calculation of which shall be indicated by each company to its employees up to a maximum threshold of E 3,100.

Shall not be topped up :

- allocation/transfer to the Group Savings Plan of the amounts outcoming from the employees profit sharing,
- transfer of assets from Employee Savings Plan from former employers or multi-companies savings Plan,
-     internal, switches,
- amounts contributed by retirees (1) (apart from incentive profit-related bonus),
-     payments made with respect to direct share purchases.

ALLOCATION OF THE CAPITAL INCREASE : In line with the number of shares subscribed, except where reduced if necessary owing to oversubscription.

PERIOD DURING WHICH SUMS INVESTED ARE FROZEN : 5 years, except in cases where early release of the assets may be obtained in accordance with the law.

LISTING : EURONEXT PARIS SA.

HIGHS AND LOWS OF VIVENDI UNIVERSAL:

Highest 2001                     :        81.35 E on January 25, 2001
Lowest 2001                      :        41.32 E on September 14, 2001

Highest 2002                     :        64.10 E on January 3 ,2002
Lowest 2002                      :        9.30 E on August 16, 2002

Latest share price

as at December 2, 2002           :        16.44 E


DATE OF REGISTRATION OF THE SHARES : no later than February 14, 2003.

PERSON RESPONSIBLE FOR THE INFORMATION :            Mr Dominique WELCOMME
                                                    [GRAPHIC]: 01.71.71.12.16